SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                           For the Month of March 2003


                                ECI TELECOM LTD.

                 (Translation of Registrant's Name into English)


                                30 Hasivim Street
                               Petach Tikva 49133
                                     ISRAEL
                    (Address of Principal Corporate Offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X]           Form 40-F [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [  ]          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

            This amendment is being made in order to (1) include an additional report of independent accountant in respect of certain portions of the Registrant's audited consolidated financial statements as at December 31, 2002 and (2) remove the following reports of independent accountants that were included in error with the Registrant's audited consolidated financial statements as at December 31, 2002: KPMG Deutsche Treuhand Giessellschaft AG, Deloitte & Touce (Mexico D.F.), KPMG Auditores Independentes and PricewaterhouseCoopers (with reference to Beijing, China branch).

            Attached hereto and incorporated by reference herein is the report of Dieleman Levine Winston, attached as Exhibit 1.

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ECI TELECOM LTD.
                                       ----------------
                                       (Registrant)


                                       By: /s/ Richard Gilden
                                          --------------------------------
                                          Richard Gilden for Doron Inbar,
                                          President and Chief Executive
                                          Officer, pursuant to due
                                          authorization


Dated:  June 4, 2003

                                Index to Exhibits


Exhibit No.       Exhibit
-----------       -------

1                 Report of Dieleman Levine Winston